Exhibit 12

ConAgra Foods, Inc. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

($ in millions)

Twenty-six weeks ended November 23, 2008
Earnings:
Income from continuing operations before income taxes and equity method investment earnings	$426.3
Add/(deduct):
Fixed charges	152.2
Distributed income of equity method investees	7.2
Capitalized interest	(2.4)

Earnings available for fixed charges (a)	$583.3

Fixed charges:
Interest expense	$127.2
Capitalized interest	2.4
One third of rental expense (1)	22.6

Total fixed charges (b)	$152.2

Ratio of earnings to fixed charges (a/b)	3.8

(1)	Considered to be representative of interest factor in rental expense.

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